UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MorphoSys AG (the “Company”) is furnishing this report on Form 6-K (“Form 6-K”) with its Consolidated Financial Statements for the Periods Ended June 30, 2022 and 2023 (“Consolidated Financial Statements”) for the purpose of incorporating by reference such financial statements into a registration statement on Form F-3ASR that the Company is expected to file on November 16, 2023.

On August 10, 2023, the Company furnished a report on Form 6-K (the “August Form 6-K”), which contained, inter alia, the Company’s Consolidated Financial Statements as well as financial information relating to the second quarter of 2022 and 2023 (the “Quarterly Information”). This Form 6-K excludes the Quarterly Information and certain other disclosures included in the August Form 6-K that the Company is not required to incorporate by reference in its Form F-3ASR expected to be filed on November 16, 2023.

Exhibits

99.1 Consolidated Financial Statements for the Periods Ended June 30, 2022 and 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 MORPHOSYS AG (Registrant)

Date: November 16, 2023
By: /s/ i.A. Isabelle Degbegni
Name: Isabelle Degbegni
Title: Director Investor Relations

By: /s/ i.A. Robert Mayer
Name: Dr. Robert Mayer
Title: Director Investor Relations